 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Vitesse Energy, Inc.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of class of securities)

92852X 103
(CUSIP number)

Joseph S. Steinberg
c/o Vitesse Energy, Inc.
5619 DTC Parkway, Suite 700
Greenwood Village, Colorado 80111
(Name, address and telephone number of person authorized to receive notices and communications)

December 15, 2024
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  92852X 103

1	NAMES OF REPORTING PERSONS
Joseph S. Steinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,648,908

	8	SHARED VOTING POWER
12,589

	9	SOLE DISPOSITIVE POWER
2,648,908

	10	SHARED DISPOSITIVE POWER
12,589

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,661,497

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

 This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D (the “Schedule 13D”) filed on January 23, 2023 by Joseph S. Steinberg (the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (the “Vitesse Common Stock”), of Vitesse Energy, Inc., a Delaware corporation (the “Company” or “Vitesse”).  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

The Schedule 13D provides information on the Reporting Person’s beneficial ownership of Common Stock of the Company.  The address of the Company’s principal executive offices is 5619 DTC Parkway, Suite 700, Greenwood Village, Colorado 80111.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This Schedule 13D is filed by Joseph S. Steinberg.

(b)	The business address of the Reporting Person is c/o Vitesse Energy, Inc., 5619 DTC Parkway, Suite 700, Greenwood Village, Colorado 80111.

(c)	The Reporting Person’s principal occupation is Chairman of the Board of Directors of Jefferies Financial Group Inc. (“Jefferies”).

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b):

The Reporting Person beneficially owned 2,661,497 shares of Common Stock as of December 17, 2024.  At that date, the Reporting Person had sole voting and sole dispositive power over 2,648,908 shares, consisting of 500,884 shares held directly, 2,141,544 shares held by corporations wholly owned by the Reporting Person, family trusts or corporations wholly owned by family trusts, and 6,480 shares held in a charitable trust.  Shares of Common Stock over which the Reporting Person may have been deemed to have shared voting and shared dispositive power were 12,589 shares held by the Reporting Person’s spouse.  Based on shares of Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, the Reporting Person beneficially owned 9.0% of the outstanding class of Common Stock.

(c)   The Reporting Person has not effected during the past sixty days any transactions in the Common Stock.

(d)  and (e):  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated as follows:

Arrangement Agreement

On December 15, 2024, Vitesse and Lucero Energy Corp., a corporation organized and existing under the laws of the Province of Alberta, Canada (“Lucero”), entered into an Arrangement Agreement (the “Arrangement Agreement”) whereby Vitesse and Lucero intend to effect an arrangement (the “Arrangement”) pursuant to, among other provisions, section 193 of the Business Corporation Act (Alberta) (the “ABCA”), and a plan of arrangement (as amended from time to time in accordance with the Arrangement Agreement, the “Plan of Arrangement”). In accordance with the ABCA and the Plan of Arrangement, (i) Vitesse will acquire all of the issued and outstanding voting common shares (the “Lucero Shares”) of Lucero in exchange for the issuance of Vitesse Common Stock and (ii) each Lucero Share issued and outstanding immediately prior to the effective time (other than Lucero Shares with respect to which dissenters’ rights have been validly exercised and not validly withdrawn) will be transferred by such shareholder to Vitesse in exchange for 0.01239 of a share of Vitesse Common Stock, as may be adjusted pursuant to the Plan of Arrangement (the “Vitesse Share Issuance”). In no event shall any holder of Lucero Shares be entitled to fractional shares of Vitesse Common Stock.

The Arrangement Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Arrangement Agreement and the effective time of the Arrangement and (ii) the obligation to use reasonable commercial efforts to cause the Arrangement to be consummated.

Completion of the Arrangement is subject to certain customary conditions, including, among others: (i) certain approvals by the holders of Lucero Shares, (ii) certain approvals by the holders of Vitesse Common Stock, (iii) the approval of the Arrangement by the Court of King’s Bench of Alberta on terms materially consistent with the Arrangement Agreement and otherwise reasonably satisfactory to Vitesse and Lucero, (iv) there being no law or order that has the effect of making illegal or otherwise prohibiting the consummation of the Arrangement, (v) holders of no more than 5% of the Lucero Shares having validly exercised, and not withdrawn, dissenters’ rights, (vi) the representations and warranties of each party being true and correct (subject to certain qualifications), and (vii) compliance by each party in all material respects with its covenants required to be performed or complied with by it at or prior to the effective time of the Arrangement.

Voting and Support and Lock-Up Agreement

In connection with execution of the Arrangement Agreement, Vitesse, Lucero and the Reporting Person entered into a Voting and Support and Lock-Up Agreement, dated December 15, 2024 (the “Voting Agreement”), pursuant to which the Reporting Person has agreed to vote all of the Vitesse Common Stock that the Reporting Person is the beneficial owner of and that is set forth below his name on Schedule I of the Voting Agreement (the “Subject Shares”) in favor of the Vitesse Share Issuance and the transactions contemplated thereby, including the Arrangement, and has irrevocably granted to, and appointed, Lucero as such Reporting Person’s proxy and attorney-in-fact in connection therewith. Such obligation shall continue until the earliest of (i) the termination of the Voting Agreement in accordance with the provisions thereof, (ii) the effective time of the Arrangement and (iii) the making of a Vitesse Adverse Recommendation Change (as defined in the Arrangement Agreement) by the Board of Directors of Vitesse. The Voting Agreement terminates upon the earliest to occur of (a) the termination of the Arrangement Agreement, (b) any amendment of the Arrangement Agreement that increases the consideration payable by Vitesse (other than certain de minimis increases) and (c) the mutual written agreement of the parties.

Additionally, during the period commencing on the closing date of the Arrangement and ending on the 366th day following the closing date of the Arrangement, the Reporting Person has agreed, subject to certain customary exceptions, not to directly or indirectly sell or otherwise transfer or dispose of legal or beneficial ownership in the Subject Shares.

The Voting Agreement is included as Exhibit A to this Amendment. The foregoing description of the Voting Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the Voting Agreement, which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit A          Voting and Support and Lock-Up Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2024

/s/ Joseph S. Steinberg
Joseph S. Steinberg